CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

(Expressed in U.S. dollars)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

2 of 36

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the consolidated financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the years ended December 31, 2018 and December 31, 2017 have been audited by UHY McGovern Hurley LLP, Chartered Professional Accountants, in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”
Arnold T. Kondrat	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

3 of 36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Loncor Resources Inc. (the “Company”), as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018 and as of that date the Company had a working capital deficit. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

4 of 36

Comparative Information

The consolidated financial statements of the Company as at December 31, 2016 and for the year ended December 31, 2016, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 31, 2017.

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2019

5 of 36

Independent Auditor’s Report

To the Shareholders of
Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2016 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

6 of 36

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Loncor Resources Inc. for the year ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $497,610 for the year ended December 31, 2016 and as of that date the Company had a working capital deficit of $1,150,458. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(signed) “BDO Canada LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2017

7 of 36

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars)

	Notes	December 31, 2018	December 31, 2017
		$	$
Assets
Current Assets
Cash and cash equivalents		650,902	20,162
Advances receivable	6	50,581	175,501
Due from related parties	7	-	4,518
Prepaid expenses and deposits		-	68,263
Total Current Assets		701,483	268,444

Non-Current Assets
Property, plant and equipment	8	20,292	16,275
Exploration and evaluation assets	9	28,344,681	27,633,564
Intangible assets	10	1	1
Total Non-Current Assets		28,364,974	27,649,840

Total Assets		29,066,457	27,918,284

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	300,283	359,651
Accrued liabilities		9,971	67,132
Due to related parties	7	260,524	237,305
Employee retention allowance	19	171,867	208,153
Loans	13	40,041	122,753
Current Liabilities		782,686	994,994

Common share purchase warrants	14c	1,539	67,305

Total Liabilities		784,225	1,062,299

Commitments and contingencies	16

Shareholders' Equity
Share capital	14	79,376,206	77,286,874
Reserves		8,221,178	8,219,502
Deficit		(59,315,152)	(58,650,391)
Total Shareholders' Equity		28,282,232	26,855,985
Total Liabilities and Shareholders' Equity		29,066,457	27,918,284

Commonshares
Authorized	Unlimited	Unlimited
Issued and outstanding	187,389,732	158,689,732

Approved and authorized for issue by the Board of Directors on March 29, 2019. Signed on behalf of the Board of Directors by:

/s/ Willian R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)
The accompanying notes are an integral part of these consolidated financial statements.

8 of 36

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the year sended
	Notes	December 31, 2018	December 31, 2017	December 31, 2016
		$	$	$
Expenses
Consulting, management and professional fees		194,662	105,092	138,498
Employee benefits		172,597	224,790	188,877
Office and sundry		205,386	47,932	45,503
Compensation expense-share-based payment	15	1,676	22,309	55,176
Travel and promotion		167,681	163,584	76,489
Depreciation		4,002	3,327	3,853
Interest and bank expenses		5,252	3,501	818
(Gain)/loss on derivative instruments	14c	(65,907)	(314,317)	6,452
Foreign exchange loss/(gain)		(11,469)	12,933	(17,774)
Other		-	(207,707)	-
Loss before other items		(673,880)	(61,444)	(497,892)
Interest income		9,118	157	282
Loss for the year		(664,762)	(61,287)	(497,610)

Comprehensive loss for the year		(664,762)	(61,287)	(497,610)

Loss per share, basic and diluted	14d	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

9 of 36

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares				Total
	Notes			Reserves	Deficit	shareholders'
		Number of shares	Amount			equity
Balance at January 1, 2016		84,439,732	$76,240,994	$8,142,017	$(58,091,494)	$26,291,517

Loss for the year		-	-	-	(497,610)	(497,610)
Share-based payments		-	-	55,176	-	55,176
Common shares and warrants issued		68,750,000	807,997	-	-	807,997
Balance at December 31, 2016		153,189,732	$77,048,991	$8,197,193	$(58,589,104)	$26,657,082

Loss for the year		-	-	-	(61,287)	(61,287)
Share-based payments		-	-	22,309	-	22,309
Common shares and warrants issued		5,500,000	237,883	-	-	237,883
Balance at December 31, 2017		158,689,732	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the year		-	-	-	(664,762)	(664,762)
Share-based payments		-	-	1,676	-	1,676
Common shares issued		28,700,000	2,089,332	-	-	2,089,332
Balance at December 31, 2018		187,389,732	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

The accompanying notes are an integral part of these consolidated financial statements.

10 of 36

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2018	December 31, 2017	December 31, 2016
		$	$	$

Cash flows from operating activities
Loss for the year		(664,762)	(61,287)	(497,610)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		4,002	3,327	3,853
Share-based payments - employee compensation	15	1,676	22,309	55,176
Loss/(gain) on derivative instruments		(65,766)	(314,317)	6,452
Changes in non-cash working capital
Advances receivable		14,920	(77,149)	(56,352)
Employee retention allowance	19	(36,286)	23,853	23,912
Prepaid expenses and deposits		68,263	(292)	(125)
Due from related parties		4,518	(4,518)	12,619
Accounts payable		(59,368)	(42,663)	26,636
Accrued liabilities		(57,161)	(142,798)	14,947
Net cash used in operating activities		(789,964)	(593,535)	(410,492)

Cash flows from investing activities
Disposition of property, plant and equipment		-	-	2,400
Purchase of property, plant and equipment		(8,598)	(1,510)	-
Expenditures on exploration and evaluation assets		(258,287)	(172,334)	(254,454)
Net cash used in investing activities		(266,885)	(173,844)	(252,054)

Cash flows from financing activities
Proceeds from securities issuance, net of issuance costs		2,012,082	533,872	887,178
Loans	13	(347,712)	122,753	-
Due to related parties		23,219	109,396	(462,153)
Funds received from Randgold		-	-	250,786
Net cash provided from financing activities		1,687,589	766,021	675,811

Net increase/(decrease) in cash and cash equivalents during the year		630,740	(1,358)	13,265
Cash and cash equivalents, beginning of the year		20,162	21,520	8,255
Cash and cash equivalents, end of the year		650,902	20,162	21,520

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

11 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

1. CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, Devon Resources SARL and Navarro Resources SARL, and in the U.S., Nevada Bob’s Franchising, Inc.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2018.

The date the Company’s Board of Directors approved these consolidated financial statements was March 29, 2019.

b)	Continuation of Business

The Company incurred a net loss of $664,762 for the year ended December 31, 2018 (year ended December 31, 2017 – net loss of $61,287 and year ended December 31, 2016 – net loss of $497,610) and as at December 31, 2018 had a working capital deficit of $81,203 (December 31, 2017: $726,550).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

12 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 5).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Estimates:

i. Impairment

Assets, including property, plant and equipment, and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

13 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

ii. Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 15.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 14.

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2018 and 2017, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

ii. Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects, government renegotiation, other legal claims, and non-compliance with regulatory, social and environmental requirements.

iii. Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

14 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

v. Going concern.

See Note 2(b).

c)	Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. The United States dollar was determined to be the functional currency of the Company’s Congo subsidiaries. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial assets and liabilities (IFRS 9 applicable from January 1, 2018) Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized cost”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

15 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified accounts receivable on provisionally priced sales as financial assets measured at FVPL. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of earnings (loss).

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are advances receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

16 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable, accrued liabilities, due to related parties, employee retention allowance, and loans, which are each measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of earnings (loss).

f)	Financial assets and liabilities (IAS 39 applicable prior to January 1, 2018)

Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. The Company does not have any financial assets that are classified as HTM and AFS. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred. The Company has classified cash and cash equivalents as FVTPL.

Loans and receivables

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

Impairment of financial assets

17 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. The common share purchase warrants are a liability classified as FVTPL. The common share purchase warrants are revalued at each reporting period, with a gain or loss reported on the consolidated statement of loss and comprehensive loss. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payable, accrued liabilities, due to related parties, and employee retention allowance.

g)	Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) applicable by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed by dividing the net income (loss) by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

h)	Property, Plant and Equipment (“PPE”)

i. Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, directed labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company.

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of loss.

iii. Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

18 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

•	Field camps and equipment	straight line over 4 Years

•	Furniture and fixtures	straight line over 4 Years

•	Office and communications equipment	straight line over 4 Years

•	Vehicles	straight line over 4 Years

•	Leasehold improvements	straight line over the lease term

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

i)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

Exploration and evaluation expenditures incurred by Randgold Resources (DRC) Limited (“Randgold”) under the Farm-in arrangement (See note 9) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Randgold are offset by funding received from Randgold such that no liability arises before an approved pre-feasibility study is completed.

j)	Impairment of Non-Financial Assets

The Company’s PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2018, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2017 and 2016- $nil) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

19 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

k)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

l)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Compensation expense on stock options granted to consultants is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

20 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

m)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

n)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

o)	Decommisionning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2018 and 2017.

p)	Newly Applied Accounting Standards

Effective January 1, 2018, the Company adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, which resulted in changes in accounting policies as described below. In accordance with the transitional provisions in both standards, the Company adopted these standards retrospectively without restating comparatives, with the cumulative impact adjusted in the opening balances as at January 1, 2018. There were no effects on opening balances at January 1, 2018 with respect to the adoption of these policies.

21 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

IFRS 9, Financial Instruments

IFRS 9 replaces International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new expected credit loss model for the purpose of assessing the impairment of financial assets and requires that there be a demonstrated economic relationship between the hedged item and hedging instrument.

Upon adoption of IFRS 9, the two main changes in the Company’s accounting policy on financial instruments are: i) equity investments previously classified as available-for-sale are now classified as financial assets measured at FVOCI and ii) derivative instruments previously held for trading now qualify for hedge accounting, including any commodity swap and option contracts, to the extent they comply with the IFRS 9 criteria for hedge accounting.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial instrument classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Advances receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost
Employee retention allowance	Other financial liabilities	Amortized cost
Loans	Other financial liabilities	Amortized cost
Common share purchase warrants	FVPL	FVPL

The Company adopted IFRS 9 retrospectively without restating comparatives and therefore the comparative information in respect of financial instruments for the year ended December 31, 2017 was accounted for in accordance with the Company’s previous accounting policy under IAS 39. See significant accounting policies which outline the current and the previous accounting policies pertaining ro financial instruments.

q)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

22 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

4. AQUISITIONS

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a)	The issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000
b)	The payment of $75,000 in cash
c)	The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration

6. ADVANCES RECEIVABLE

	December 31, 2018	December 31, 2017
Advances receivable	$ 50,581	$ 175,501

The balance of $50,581 pertains to advances to employees and suppliers (December 31, 2017 - $175,501). The balances are non-interest bearing, unsecured and due on demand.

7. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

    a)     Key Management Remuneration

23 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 was as follows:

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016
Salaries	$160,869	$124,746	$137,458
Employee retention allowance	$-	$10,396	$11,455
Compensation expense-share-based payments	$-	$22,309	$55,176
	$160,869	$157,451	$204,089

    b)     Other Related Party Transactions

As at December 31, 2018, an amount of $nil was due from Kuuhubb Inc. (formerly Delrand Resources Limited), a company with common directors, incurred in connection with common expenses (December 31, 2017 - $4,518).

As at December 31, 2018, an amount of $99,206 relating to management fees and advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2017 - $75,670). Total management fees accrued to Arnold Kondrat for the year ended December 31, 2018 were $101,686 (2017 - $98,508).

As at December 31, 2018, an amount of $161,318 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2017 - $161,635).

	December 31, 2018	December 31, 2017
Due from related party	$-	$4,518
Due to related parties	$260,524	$237,305

The amounts included in due from/to related party are unsecured, non-interest bearing and are payable on demand.

24 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

8. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2017	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	1,510	-	-	-	1,510
Disposals	-	-	-	-	-	-
Balance at December 31, 2017	151,786	104,202	11,707	425,003	84,906	777,604
Additions	5,700	2,900	-	-	-	8,600
Disposals	-	-	-	-	-	-
Balance at December 31, 2018	157,486	107,102	11,707	425,003	84,906	786,204

Accumulated Depreciation
Balance at January 1, 2017	133,429	102,691	11,707	407,957	84,906	740,691
Additions	3,404	188	-	17,046	-	20,638
Disposals	-	-	-	-	-	-
Balance at December 31, 2017	136,833	102,879	11,707	425,003	84,906	761,329
Additions	2,776	1,809	-	-	-	4,585
Disposals	-	-	-	-	-	-
Balance at December 31, 2018	139,609	104,688	11,707	425,003	84,906	765,912

Carrying amounts
Balance at December 31, 2017	14,953	1,323	-	-	-	16,275
Balance at December 31, 2018	17,877	2,414	-	-	-	20,292

During the year ended December 31, 2018, depreciation in the amount of $580 (year ended December 31, 2017 - $62) was capitalized to exploration and evaluation assets.

25 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

9. EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2017	$9,955,415	$17,752,354	$27,707,769
Additions	203,541	1,236,098	1,439,639
Adjustments	-	(412,549)	(412,549)
Earn-in Randgold payment	-	(1,251,296)	(1,251,296)
Balance as at December 31, 2017	$10,158,956	$17,324,607	$27,483,563
Additions	122,568	2,756,104	2,878,672
Earn-in Randgold payment	-	(2,619,804)	(2,619,804)
Balance as at December 31, 2018	$10,281,524	$17,460,907	$27,742,431

There is $602,250 of intangible exploration and evaluation expenditures as at December 31, 2018 (December 31, 2017 - $150,000). The intangibles have not been included in the table above.

The Company’s exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

    a.     North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company’s ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

    b.     Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2017 and 2018, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2018, the Company determined that no impairment charge or gain was required.

26 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

    c.     Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and are subject to final DRC Cadastre Minier (CAMI) administrative processing.

    d.     Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

Randgold Agreement

In January 2016, the Company’s subsidiary, Loncor Resources Congo SARL (“Loncor Congo”), entered into an agreement with Randgold Resources (DRC) Limited ("Randgold") with respect to a portion of the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Randgold. The Mining Company will be established only if exploration activities undertaken by Randgold at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Randgold and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

The Devon properties are also part of an agreement with Randgold, with the terms similar to the terms of Randgold’s agreement with Loncor Congo, as summarized above.

10. INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

11. SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

27 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

December 31, 2018

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$3,493	-	$28,344,681
Canada	$16,799	$1	-
	$20,292	$1	$28,344,681
December 31, 2017
	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$1,174	-	$27,633,564
Canada	$15,101	$1	-
	$16,275	$1	$27,633,564

12. ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31, 2018	December 31, 2017
Exploration and evaluation expenditures	$97,688	$227,537
Non-exploration and evaluation	$202,595	$132,114

Total Accounts Payable	$300,283	$359,651

13. LOAN

In September 2017, the Company received a loan from an arm’s length party in the amount of $119,565 (150,000 Cdn$) that is unsecured and bears interest at 8% per annum and is payable within one year. This loan was fully repaid during 2018, including accrued interest.

In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2018, the balance of $40,041 was outstanding.

14. SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

28 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued share capital

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Mr. Arnold Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

In February 2017, the Company closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. Also in February 2017, the Company closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

On June 19, 2018, the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the “Transactions”) were completed with Resolute Mining Limited (“Resolute”). Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of the Company held by Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

In addition, on June 19, 2018 the Company issued 1,000,000 common shares at a price of Cdn$0.10 per share as part of the acquisition of Devon (Note 4).

As of December 31, 2018, the Company had issued and outstanding 187,389,732 common shares (December 31, 2017 – 158,689,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at December 31, 2018, the Company had outstanding 3,625,000 (December 31, 2017 – 3,625,000) common share purchase warrants. No warrants were forfeited or cancelled during the year ended December 31, 2018 (year ended December 31, 2017 – nil). The common share purchase warrants are classified as a liability as they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2018, the Company recognized a gain of $65,907 in the consolidated statement of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (2017 – gain of $314,317). The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2018:

29 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

		Granted				Exercise			Remaining
	Opening	during			Closing	Price(Cdn	Exercise period		contractual life
Date of Grant	Balance	period	Exercised	Expired	Balance	$)	(months)	ExpiryDate	(months)
6/29/2016	875,000	-	-	-	875,000	$0.18	36	6/29/2019	6
2/3/2017	2,000,000	-	-	-	2,000,000	$0.18	24	2/3/2019	1
2/28/2017	750,000	-	-	-	750,000	$0.18	24	2/28/2019	2
	3,625,000	-	-	-	3,625,000

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i)

Risk-free interest rate: 0.48% - 1.86%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 52% - 179%, which is based on the Company’s historical stock prices
(iii)	Expected life: 0 - 1 year
(iv)	Expected dividends: $Nil

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2018 amounting to 172,996,581 (year ended December 31, 2017 – 158,074,664) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2018 amounted to 172,996,581 (year ended December 31, 2017 – 158,074,664) common shares. Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted (loss) income per share.

15. SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2018:

30 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.99	2,400,000	-	-	(300,000)	-	2,100,000	2.19	2,100,000	-
Weighted Average Exercise Price (Cdn$)	0.06					0.06		0.06

For the year ended December 31, 2017:
Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired

0-0.99	2,400,000	-	-	-	-	2,400,000	3.19	1,800,000	600,000
1.00 - 1.25	815,000	-	-	(25,000)	(790,000)	-	0.00	-	-
	3,215,000	-	-	(25,000)	(790,000)	2,400,000	3.19	1,800,000	600,000
Weighted Average Exercise Price (Cdn$)	0.31	-	-	-	-	0.06		0.06	0.06

During the year ended December 31, 2018, the Company recognized in the statement of loss and comprehensive loss as an expense $1,676 (year ended December 31, 2017 – $22,309; year ending December 31, 2016 - $55,176) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

16. COMMITMENTS AND CONTINGENCIES

Environmental

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believs its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Lease Commitments

The Company has in place a lease agreement for the head office location in Toronto, Canada (with monthly obligation of U.S. dollar equivalent of Cdn $21,419 to August 2019 and Cdn $25,404 to October 2022.

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

31 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

31-Dec-18

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$1,539	-

31-Dec-17

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$67,305	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2018.

32 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2018	December 31, 2017
	Canadian dollar	Canadian dollar
Cash and cash equivalents	831,348	1,913
Accounts payable and accrued liabilities	(289,994)	(243,014)
Employee retention allowance	(234,471)	(261,138)
Total foreign currency financial assets and liabilities	306,883	(502,239)
Foreign exchange rate as at December 31, 2018	0.7330	0.7971
Total foreign currency financial assets and liabilities in US $	224,945	(400,335)
Impact of a 10% strengthening of the US $ on net loss	22,495	(40,033)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2018 and December 31, 2017 was as follows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$650,902	$20,162
Advances receivable	$50,581	$175,501
Due from related parties	-	$4,518
	$701,483	$200,181

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $300,283, accrued liabilities of $9,971, due to related parties of $260,524, employee retention allowance of $171,867 and a loan of $40,041 are due within one year.

33 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2018	December 31, 2017
Share capital	$79,376,206	$77,286,874
Reserves	$8,221,178	$8,219,502
Deficit	$(59,315,152)	$(58,650,391)
Common share purchase warrants	$1,539	$67,305
	$28,283,771	$26,923,290

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2018 and December 31, 2017.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange (“TSX”) which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

18. SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2018	December 31, 2017	December 31, 2016

Depreciation included in exploration and evaluation assets	9	$580	$62	$42,819

Employee retention allowance included in exploration and evaluation assets	19	$-	$-	$9,800

Exploration and evaluation expenditures by Randgold		$2,619,804	$1,251,286	$250,786

19. EMPLOYEE RETENTION ALLOWANCE

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allwance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company’s consolidated statement of financial position. There is uncertainty about the timing and amount of these potential retention allowance payments. As at December 31, 2018, the Company estimated a total liability for accrued retention allowance of $171,867 (December 31, 2017 - $208,153).

34 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes information about changes to the Company’s employee retention provision during the years ended December 31, 2018 and 2017.

$
Balance at December 31, 2016	596,849
Additions	10,396
Change in estimate	(412,549)
Foreign exchange loss	13,457
Balance at December 31, 2017	208,153
Disbursements	(19,547)
Foreign exchange loss	(16,739)
Balance at December 31, 2018	171,867

20. INCOME TAXES

a)	Provision for Income Taxes

Major items causing the Company’s effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2017 – 26.50%) were as follows:

	Years Ended December 31,
	2018	2017
	$	$
Net loss for the year	(664,762)	(61,287)

Expected Income tax recovery based on statutory rate	(176,000)	(16,000)
Adjustment to expected income tax benefit
Permanent differences	(17,000)	(77,000)
other	651,000	2,000
Change in unrecognized deferred tax asset	(458,000)	91,000
Income tax expense	-	-

b)	Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

35 of 36

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

	Years Ended December 31,
	2018	2017

Non-capital losses carried forward	12,562,000	15,953,000
Financing costs - Canada	-	7,000
Fixed assets - Canada	189,000	255,000
Other - Canada	111,000	-
Capital loss carry-forwards -Canada	3,850,000	-
Exploration and evaluation properties - Congo	31,466,000	31,242,000
Total	48,178,000	47,457,000

Non-capital losses in Canada expire in the following years:

2023	$25,000
2024	82,000
2025	158,000
2026	250,000
2027	126,000
2028	190,000
2029	644,000
2030	1,453,000
2031	2,478,000
2032	2,091,000
2033	1,860,000
2034	832,000
2035	535,000
2036	585,000
2037	517,000
2038	736,000
$12,562,000

36 of 36